

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 3, 2008

Wilson W. Cheung
Chief Financial Officer
AXT, Inc.
4281 Technology Drive
Fremont, California   94538

>   **RE: AXT, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 000-24085**

Dear Mr. Cheung:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Brian Cascio
>   Accounting Branch Chief